UF3-3-03

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03002329

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

SEC MAIL RECEIVED
FEB 2 8 2003

SEC FILE NUMBER
8-050200

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING   December 31, 2002
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Funds Distributor, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3351 Michelson, Suite 400
                         (No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams   206.377.2191
                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

700 Fifth Ave., Suite 4500	Seattle,	Washington	98104
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

  X Certified Public Accountant

  __ Public Accountant

  __ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 13 2003

WM Funds Distributor, Inc.

(A Wholly Owned Subsidiary of
WM Advisors, Inc.)
(SEC ID No. 8-50200)

Financial Statements for the
Year Ended December 31, 2002,
Independent Auditors' Report, and
Supplemental Report on Internal Control
(Filed Pursuant to Rule 17a-5(e)(3) as a Public Document.)

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

**Deloitte
&Touche**

INDEPENDENT AUDITORS' REPORT

Board of Directors
WM Funds Distributor, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of WM Funds Distributor, Inc. (a wholly
owned subsidiary of WM Advisors, Inc.) (the Company) as of December 31, 2002, and the related statements
of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating
the overall financial statement presentation. We believe that our audit provides a reasonable basis for our
opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2002, and the results of its operations and its cash flows for the year then
ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a
whole. The supplemental schedule appearing on page 12 is presented for purposes of additional analysis and
is not a required part of the basic financial statements but is supplementary information required by Rule
17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's
management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic
financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to
the basic financial statements taken as a whole.



Deloitte
Touche
Tohmatsu

As discussed in Note 2, the financial position and results of operations of the Company are affected by allocations of expenses and other transactions with its indirect parent company, Washington Mutual, Inc. (WMI), and certain of WMI's subsidiaries. Accordingly, the financial position and results of operations are not necessarily those that would have been achieved had the Company operated on an independent basis, and the difference may be material.

Deloitte & Touche LLP

February 27, 2003

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,184,381
RECEIVABLES:	
Affiliates	2,692,074
Others	187,569
Total receivables	2,879,643
FURNITURE, FIXTURES, EQUIPMENT, AND WORK IN PROGRESS— At cost, less accumulated depreciation of $1,092,457	1,437,417
FEDERAL AND STATE INCOME TAX RECEIVABLE FROM WMI	267,959
PREPAID EXPENSES	27,718
TOTAL	$ 12,797,118

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,186,557
Payable to affiliates	1,540,367
Accrued salaries and related benefits	848,077
Deferred tax liability	45,544
Total liabilities	4,620,545
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—authorized, 10,000 shares; issued and outstanding, 10,000 shares	100,000
Additional paid-in capital	13,358,187
Retained earnings	(5,281,614)
Total stockholder's equity	8,176,573
TOTAL	$ 12,797,118

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Distribution fees	$18,339,872
Service fees	11,401,402
Underwriting fees	4,656,555
Commission income	1,622,109
Other	560,265
Interest	64,087
Total revenues	36,644,290
EXPENSES:	
Marketing and fund distribution	20,190,539
Trailer fees	13,607,278
Compensation, related benefits, and payroll taxes	8,323,281
General and administrative	4,275,783
Total expenses	46,396,881
Loss before income tax benefit	(9,752,591)
INCOME TAX BENEFIT	(3,695,360)
NET LOSS	$ (6,057,231)

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(6,057,231)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	583,425
Deferred taxes	223,845
Changes in operating assets and liabilities:	
Receivable from others	194,069
Receivable from affiliates	(263,846)
Prepaid expenses	104,476
Payable to affiliates	(322,546)
Accounts payable and accrued expenses	(310,543)
Accrued salaries and related benefits	139,704
Income taxes payable to WMI	(696,908)
Net cash used in operating activities	(6,405,555)
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of furniture, fixtures, equipment, and work in progress	(603,856)
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contribution from WMAI	10,500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,490,589
CASH AND CASH EQUIVALENTS:	
Beginning of year	4,693,792
End of year	$ 8,184,381
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—	
Cash received during the year for income taxes	$ 2,938,442

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2002	$100,000	$ 2,858,187	$ 775,617	$ 3,733,804
Net loss			(6,057,231)	(6,057,231)
Capital contribution from WMAI		10,500,000		10,500,000
BALANCE—December 31, 2002	$100,000	$ 13,358,187	$(5,281,614)	$ 8,176,573

See notes to financial statements.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—WM Funds Distributor, Inc. (the "Company") is a broker/dealer registered with the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated under the laws of the state of Washington and is a wholly owned subsidiary of WM Advisors, Inc. ("WMAI"). WMAI is a wholly owned subsidiary of New American Capital, Inc. ("NACI") and a wholly owned indirect subsidiary of Washington Mutual, Inc. ("WMI"). The Company is headquartered in Sacramento, California, and serves as the principal contracted distributor of the WM Group of Funds (the "Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Principal sources of revenue include service fees, distribution fees, and commissions for providing promotional, advertising, and distribution services to the Funds.

Cash and Cash Equivalents—The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Depreciation—Depreciation of furniture, fixtures, and equipment is provided on the straight-line method over the estimated useful lives of the assets, which range from three to 10 years.

Income Taxes—The Company's results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

Capitalization of Software Costs—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project, generally three years. Capitalized costs for projects not complete are presented as work in progress. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable. If indicators of impairment exist, the Company will estimate the future cash flows expected to result from the use of the software and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the software, the Company will recognize an impairment loss equal to the amount by which the software's carrying amount exceeds its fair value.

New Accounting Pronouncements—In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, which amends SFAS No. 123, *Accounting for Stock-Based Compensation*. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation as prescribed by SFAS No. 123 from the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Certain of the Company's employees have options to acquire stock of WMI. Effective January 1, 2003, WMI has adopted the fair value method of recording stock options under SFAS No. 148. In accordance with the transitional guidance of SFAS No.

148, the fair value method of accounting for stock options will be applied prospectively to awards granted subsequent to January 1, 2003.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **TRANSACTIONS WITH AFFILIATES**

In addition to its relationship to WMI, the Company is affiliated with Washington Mutual Bank ("WMB") and Washington Mutual Bank, FA ("WMBFA") (collectively, the Banks) and WM Financial Services, Inc. ("WMFS") through common ownership and management. The Company is also affiliated with the Funds through certain common officers and the Board of Directors. In the ordinary course of business, the Company entered into transactions with these affiliates during 2002 as follows:

WMI—WMI maintains a noncontributory cash balance defined benefit pension plan (the "Plan"), which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to fund the Plan on a current basis to the extent deductible under federal income tax regulations. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on eligible employees' salaries.

WMI also maintains a savings plan for eligible employees of the Company that allows participants to make contributions by salary deduction up to 50% or less of their salaries pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's matching contributions vest based on years of service.

In addition, WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on estimated employee benefits.

Certain employees of the Company have nonqualified options to acquire stock of WMI. To the extent these options are exercised, the Company records the tax benefit to be received by the consolidated group through the intercompany account.

WMI sponsors supplemental employee and executive retirement plans ("SERP") for the benefit of certain officers of the Company. The plans are designed to supplement the benefits that are accrued under the Plan.

Total Plan, 401(k) savings plan, postemployment benefit plan, and SERP expenses were $400,885 for the year ended December 31, 2002.

The Banks—Amounts payable to the Banks at December 31, 2002, which represent expenses payable to the Banks as paying agent for the Company, totalled $1,287,197 at December 31, 2002.

In addition, the Company leases office space from WMBFA as further described in Note 3.

The Funds—Substantially all revenue recorded by the Company during 2002 was for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, each Fund compensates the Company for expenses incurred in marketing and distribution of the Fund's shares. Compensation is limited to a stipulated percentage of the Fund's average net assets. Marketing and distribution expenses incurred under these agreements, which totalled $13,607,278 for 2002, are reflected as trailer fees with the compensation received from the Funds included in distribution fees in the accompanying statement of operations.

Receivables from the Funds related to reimbursements of expenses totalled $2,692,074 at December 31, 2002. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

Administrative Services—The Company, WMBFA, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMBFA and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs allocated from WMI to the Company are not recorded in the Company's financial statements. Pursuant to the Expense Sharing Agreement, dated November 29, 2002, between the Company and NACI, NACI will assume liability of the Company's administrative service costs under the Services Contract.

Technology Services—WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on agreed-upon rates. The technology service costs allocated from WMI to the Company recorded in the Company's financial statements totalled $108,597 in 2002.

Other Affiliates—Commission fees paid to WMFS during 2002 for the sale of shares of the Funds totalled $2,992,741. The amount owed to WMFS was $253,170 as of December 31, 2002.

3. **FURNITURE, FIXTURES, EQUIPMENT, AND WORK IN PROGRESS**

Furniture, fixtures, equipment, and work in progress consists of the following at December 31, 2002:

Furniture and equipment	$ 2,039,479
Work in progress	490,395
	2,529,874
Accumulated depreciation	1,092,457
	$ 1,437,417

Depreciation expense for 2002 was $583,425.

The Company subleases office space from WMBFA (the "sublessors") on a monthly basis. Rent expense charged in 2002 and future rent are based on the sublessor's cost sharing methodology and are allocated monthly to the Company. Rent expense for the year ended December 31, 2002, was $266,705.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, which, in the opinion of management, will be resolved with no material impact on the Company's consolidated financial position or results of operations.

5. INCOME TAXES

Income taxes for the year ended December 31, 2002, consists of the following:

Current:	
Federal	$ (3,310,316)
State	(608,889)
	(3,919,205)
Deferred:	
Federal	224,911
State	(1,066)
	223,845
Income tax benefit	$ (3,695,360)

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax liabilities at December 31, 2002, were as follows:

Deferred tax assets (liabilities):	
State taxes	$ 34,178
Accrued liabilities	90,311
Fixed assets	(170,033)
Net deferred tax liability	$ (45,544)

6. CAPITAL CONTRIBUTION

The Board of Directors of the Company approved a capital contribution from WMAI in the amount of $10,500,000 during 2002.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that capital equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $4,647,907, which was $4,339,871 in excess of its required net capital of $308,036. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0.99 to 1.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the rule.

WM FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of WM Advisors, Inc.)

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

NET CAPITAL:
Total stockholder's equity from statement of financial condition $8,176,573

Nonallowable assets and other charges:
Furniture, fixtures, and equipment	1,437,417
Receivables from affiliates and others	1,692,086
Current federal income tax receivables	267,959
Prepaid expenses	27,718

Capital before haircuts and undue concentration charge 4,751,393

HAIRCUT ON MONEY MARKET SECURITIES 103,486

NET CAPITAL $4,647,907

AGGREGATE INDEBTEDNESS:
Payable to affiliates and others	$3,726,924
Accrued salaries and related benefits	848,077
Deferred tax liability	45,544

$4,620,545

BASIC NET CAPITAL REQUIREMENT:
Minimum net capital:
The greater of $25,000 or 6-2/3% of aggregate indebtedness $ 308,036

Excess net capital $4,339,871

Ratio of aggregate indebtedness to net capital 0.99 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17a-5 (the "Form") filing of February 18, 2003. A reconciliation of net capital on the originally filed Form and the amended Form is as follows:

Net capital as originally filed $ 5,369,694
Audit adjustments affecting nonallowable assets:
Reclassification of receivable from allowable to nonallowable (721,787)

Net capital as amended $ 4,647,907

OATH OR AFFIRMATION

I, <u>David M. Williams</u>, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of WM Funds Distributor, Inc. as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____VP, Treasurer_____
Title

_____
Notary Public

Evelyn D. Hager

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

**Deloitte
& Touche**

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
WM Funds Distributor, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of WM Funds Distributor, Inc. (a wholly owned subsidiary of WM Advisors, Inc.) (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.



Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2003